**KPMG LLP**
**Chartered Accountants**
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto ON M5H 2S5

Telephone (416) 777-8500
Fax (416) 777-8818

# Consent of Independent Registered Public Accounting Firm

To the Board of Directors Kingsway Financial Services Inc.

We consent to the inclusion in this annual report on Form 40-F of our report dated March 31, 2010, except for the information relating to the years ended December 31, 2009 and 2008 in note 4 which is as of March 31, 2011, on the consolidated balance sheet of Kingsway Financial Services Inc. ("the Company") as at December 31, 2009 and the consolidated statements of operations, changes in shareholders' equity, comprehensive income (loss) and cash flows for each of the years ended December 31, 2009 and 2008 which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2010.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 31, 2011